

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Robert J. Speyer
Chief Executive Officer
TS Innovation Acquisitions Corp.
Rockefeller Center
45 Rockefeller Plaza
New York, New York 10111

> **Re: TS Innovation Acquisitions Corp.**
> **Draft Registration Statement on Form S-4**
> **Submitted February 2, 2021**
> **CIK No. 0001826000**

Dear Mr. Speyer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form S-4 Submitted February 2, 2021

Do any of TSIA's Directors or Executive Officers..., page xiv

1.   Please revise your disclosure here to include the following:

- The market value of the Founder Shares that will be worthless if the transaction is not completed, including the specific value of the Founder Shares now held by Mr. Kazam, Ms. Rubio, Mr. Segal and Mr. Volpi;
- The market value of the private placement warrants purchased by the sponsor that will expire if the transaction is not completed;
- The current market value of the shares that the Subscribers will receive in exchange

> for the $190 million PIPE investment; and
> - The value of the out of pocket expenses incurred by the sponsor, directors, officers and their affiliates that are subject to reimbursement.
>
> Please include similar disclosure, as applicable, in the related discussion on pages 4 and 180.

Risk Factors
The outbreak of the COVID-19 coronavirus pandemic…, page 45

2.	Please revise to discuss the disruptions in your hardware deliveries and your reduction in force mentioned on page F-55 that occurred as a result of the COVID-19 pandemic.

Information About Latch, page 126

3.	Where appropriate, please include a discussion of the company's channel partner relationships, including the material features of any agreements and fee arrangements. In this regard, we note your risk factor disclosure that historically, your channel partners have contracted with building owners to own the full scope of installation and service of your smart access products and that you rely on your channel partners to acquire additional LatchOS subscribers.

4.	Where appropriate, please include a more detailed discussion of your intellectual property portfolio, including details of any part of your intellectual property portfolio which is material to the business, and whether you own or license your material patent(s) and the expiration date of such patents. In this regard, we note your disclosure on page 36 that your intellectual property constitutes a significant part of your value, and on page 176 that this was a factor TSIA's board relied upon in evaluating the business combination.

Products and Platform, page 129

5.	Please include a description of the material terms of your standard software agreements.

6.	Please clarify whether you have entered into any agreements with the "industry-leading smart device manufacturers" you reference on page 130. Please indicate the general terms of such agreements. If you have not entered into any agreements, please clarify what it means that you have partnered with such companies.

Efficient Customer Acquisition, page 131

7.	We note your disclosure that your platform gives you the opportunity to sell additional products and services to your customers' residents like laundry pick-up, in-home cleaning, handyman services and more. Please disclose how Latch generates, or plans to generate, revenue from providing such services, including whether Latch provides such services directly or contracts with other business to do so.

8. Please clarify what you mean by your "6.8 LTV/CAC" and how that demonstrates the efficiency of your customer acquisition strategy and business model.

Latch's Management's Discussion and Analysis
Key Business Metrics, page 139

9. In regards to your metrics "booked revenue" and "booked ARR", please revise your disclosure to clearly explain in greater detail how you calculated these metrics and the limitations associated with them, including any assumptions you made in their calculation. In addition, please consider renaming booked revenue so that it is not confused with revenue calculated in accordance with GAAP.

10. Your disclosure says that booked hardware revenue represents the total revenue commitment to be recognized at time of shipment of the hardware product, whereas booked software revenue represents the total revenue commitment over the life of the software agreement. Please separately disclose the hardware metric and the software metric as your current disclosure appears to be a composite total.

Background of the Business Combination, page 169

11. We note your reference on page 176 to the long-standing relationship between Latch and Tishman Speyer. Please further discuss the relationship between Latch and Tishman Speyer, including any potential conflicts of interest, both here and in the prospectus summary, and elsewhere as appropriate. Please clearly disclose the affiliation of your sponsor and executive offers with Tishman Speyer, the number and value of the "numerous projects" where Tishman Speyer has been a customer of Latch, the amount of the investment made by Tishman Speyer in Latch's recent financing transactions, and any other transactions between the parties. Please revise the Background section to include any discussions of the relationship between Latch and Tishman Speyer, including how it impacted the decision to initiate discussions with Latch and the negotiation of the terms of the transaction. Please also disclose any discussions relating to the "significant revenue synergies" referenced on page 176, and how those revenue synergies were considered when determining the valuation of Latch and the terms of the transaction.

12. We note your disclosure that you considered over two hundred potential targets and reached out to "a number" of potential targets, including Latch, to discuss their interest in a potential business combination. Please also discuss the extent of your engagements with other potential targets, the reasons you believed Latch was the most attractive target, and the factors considered in dismissing the other alternative candidates you considered.

13. We note your disclosure that your board concluded the transaction consideration was fair and reasonable given Latch's growth prospects, the potential industry consolidation, and other compelling aspects of the transaction. Please revise the Background section to include discussions relating to these items. Please also explain the other "compelling aspects" of the transaction that the board considered.

14. Please expand on the discussions that took place between December 14, 2020 and January 14, 2021 relating to the financial model and the creation of a post-money case to reflect the use of proceeds as a result of the merger agreement. Please provide details of the discussions and how it impacted the terms of the transaction.

15. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including the exchange ratio, the terms and amount of the PIPE transaction, the earn-out for Latch stockholders, the ability of holders of Latch options to elect to receive cash, and deferred vesting of the Founder Shares. In your revised disclosure, please explain the reasons for such terms, each party's position on such issues and how you reached agreement on the final terms.

16. We note that TSIA hired Bank of America and Allen as its financial advisors to provide financial advice on the potential transaction and assistance with TSIA's preparation of a financial model. Please revise the discussion to discuss in greater detail the role that the financial advisors played in the proposed transaction. Please clarify whether the financial advisors delivered any reports to the board that were materially related to the transaction.

Interests of TSIA's Directors and Executive Officers in the Business Combination, page 180

17. Please include comparable disclosure for the directors and executive officers of Latch. Refer to Item 18(a)(5)(i) of Form S-4.

Regulatory Approvals Required for the Business Combination, page 182

18. Please disclose the current status of approval under the HSR Act.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Principles
Inventories, net, page F-37

19. Your disclosure states that inventories are stated at the lower of cost or net realizable value with cost being determined using the average cost method. Your statement of operations on page F-33 presents costs of hardware revenue at an amount that is greater than the related hardware revenue. Please tell us how you determined that your inventories are stated at the lower of cost or net realizable value when it appears that you sell the hardware inventory at a loss.

You may contact Patrick Kuhn at 202-551-3308 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services